Mail Stop 3561

November 28, 2006

James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 8, 2006**
> **File No. 333-137656**

Dear Mr. Robison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 3 in our letter dated October 25, 2006 and the revision to the disclosure in footnote 1 on page 39. You state in "Use of proceeds" on page 23 that you intend to use a portion of the proceeds to repay amounts outstanding under the second lien term loans. Accordingly, we believe that consummation of the offering can reasonably be expected to have a material impact on earnings per share and that you should disclose, at a minimum, pro forma earnings per share that reflects the reduction of interest expense and the number of shares whose proceeds will be used for debt repayment. Please do so. Refer to paragraph (a)(8) of Article 11 of Regulation S-X and our previous comment. The revision to your disclosure may be included in "Management's discussion and analysis of financial position and results of operations" or elsewhere in the filing. The additional disclosure should include appropriate information to make the pro forma earnings per share computations transparent to investors.

Prospectus Summary, page 1

2. We note your response to comment 4 in our letter dated October 25, 2006. Please revise to further shorten the summary. Please remove the "Our strengths" and "Our strategy" sections from the summary.

Capitalization, page 25

3. Please explain to us why you are presenting a separate pro forma column giving effect to the conversion of your preferred stock into common stock. Additionally, tell us why you are eliminating your accumulated deficit in the pro forma presentation.

Selected consolidated financial data, page 28

4. We read your response to comment 15 in our letter dated October 25, 2006 and we re-issue our previous comment. Please revise to disclose earnings per share data for the Predecessor periods presented as required by Item 301 of Regulation S-K or tell us your basis in GAAP for excluding such disclosure as a result of the changes in capital structure. In doing so, please reference specific authoritative literature that supports your position. Any revisions should also be reflected in "Summary consolidated financial data" on page 5. Refer to paragraph 6 of SFAS 128.

5. We note your response to comment 18 in our letter dated October 25, 2006. It appears to us that you are using adjusted working capital as a non-GAAP measure of liquidity. Please be advised that Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. Please advise or revise. Refer to Item 10(e)(2)(A) of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations, page 30

6. We note your response to comment 23 in our letter dated October 25, 2006 and the revisions to your disclosure. Please explain to us why you are unable to accurately quantify increases in net sale attributable to new products and expansion into new territories. In doing so, please tell us the sales information included in the financial information used to produce your general purpose financial statements.

<u>Three months ended September 30, 2006 compared to three months ended September 30, 2005, page 33</u>

7. Please quantify the increases in commissions and warehouse expenses in your discussion of selling, general and administrative expenses. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

<u>Fiscal 2005 compared to fiscal 2004, page 35</u>

8. We note your response to comment 25 in our letter dated October 25, 2006 and the revision to your disclosure. Please disclose the factors that accounted for the increase in selling, general and administrative expenses not attributable to commissions and bad debt expense. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

<u>Management, page 57</u>

9. Please include Mr. Steinhart's consent as soon as practicable.

<u>Consolidated financial statements, page F-1</u>

10. We note your response to comment 43 in our letter dated October 25, 2006. Please explain to us why you believe it is appropriate to use the nominal value of your common stock at the acquisition date as the valuation method to determine the fair value of your common stock issued subsequent to the acquisition date. In that regard, please tell us why you believe your valuation methodology complies with the guidance contained in the AICPA Audit and Accounting Practice Aid Series "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

11. Please tell us whether the terms of your preferred stock on the date of issuance provided for conversion into common stock. If so, please disclose the conversion terms in the notes to your audited and unaudited financial statements. If not, please tell us if you entered into subsequent agreements providing for the conversion of the preferred stock as referred to on page 4. In this regard, it appears that your initial valuation assumes a 100:1 valuation of preferred stock to the common stock. However your capitalization table on page 25 assumes a 10:1 conversion of preferred stock into common stock. We also note in your response to comment 43 in our letter dated October 25, 2006 that you refer to a 10:1 reverse stock split. Please tell us when this split was effective and why you have not included any disclosure of this stock split in your financial statements.

Notes to consolidated financial statements, page F-7

(2) Summary of significant accounting policies, page F-7

12. We note your response to comment 56 in our letter dated October 25, 2006. You indicate
    that you have no stock-based employee compensation outstanding. Yet, it appears that
    you have issued awards under your Amended and Restated 2005 Stock Option and Grant
    Plan and 2005 Stock Option and Grant Plan – California disclosed on pages 63 and 64.
    Please tell us why the number of shares of preferred and common stock available for
    issuance under the plans differs from the number of shares reserved for issuance under
    the plans. In doing so, please provide us with a summary of the awards issued under
    each of the plans that reflects the issuance date and pertinent terms of the awards
    including the number of shares, issuance or exercise price and vesting terms. If
    applicable, please reconcile the summary to the issuances of preferred and common stock
    provided to us in response to comment 43 in our previous letter. In addition, please
    provide a description of your stock option plans including the general terms of awards
    under the plans and other applicable information pursuant to the requirements of SFAS
    123. Refer to paragraph 46 of SFAS 123.

13. We note your response to comment 57 in our letter dated October 25, 2006 and the
    revision to your disclosure. Please tell us whether you identify purchasing and receiving
    costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of
    your distribution network in the financial information used to product your general
    purpose financial statements. If so, please disclose the amounts of such distribution costs
    included in the salaries, wages, commissions and related benefits and selling, general and
    administrative expense line items for each period presented. In addition, please disclose
    in "Management's discussion and analysis of financial position and results of operations"
    that your gross profit may not be comparable to those of other entities, since some
    entities include all of the costs related to their distribution network in cost of goods sold
    and others like you exclude a portion of them from gross profit, including them instead in
    a line items, such as selling, general and administrative expenses and salaries, wages,
    commissions and related benefits.

(b) Revenue recognition, page F-7

14. We read your response to comment 60 in our letter dated October 25, 2006. Please tell
    us in detail why your arrangements with customers are not multiple-deliverable
    arrangements within the scope of EIFT 00-21. In doing so, tell us why your consultative
    services, software products and equipment installation services should not be considered
    separate units of accounting. Please specifically address the criteria in paragraph 9 and
    the considerations in paragraphs 11 through 16 of EITF 00-21. In addition, if your
    consultative services, software products and equipment installation services do not

qualify as separate units of accounting, please tell us why your revenue recognition policy complies with the delivery and performance criteria in SAB Topic 13.

15. We read your response to comment 61 in our letter dated October 25, 2006. It is unclear to us how your revenue recognition policy complies with paragraph 6 of SFAS 48 and SAB Topic 13 given that you do not record provisions and allowances for estimated sales returns. Please tell us the terms of your sales returns and allowance policy. Please also tell us the amount of sales returns you recognized for each of the years and interim periods presented. We assume that sales returns and allowances are not material to your financial position or results of operations. If so, please revise your accounting policy disclosure to clarify, if true, that sales returns and allowances are not material and are recognized in the period the products are returned. Otherwise, please revise your financial statements to comply with the provisions of SFAS 48 and SAB Topic 13.

16. We read your response to comment 63 in our letter dated October 25, 2006. Please tell us how you estimate and accrue for the cost of your value in purchasing program and the related reimbursements. Please also tell us whether you record the cost of the program as a direct cost of products sold, as a selling expense or as a reduction of revenue and the basis for your classification. In addition, tell us whether you record the related vendor consideration as a reimbursement of costs incurred or a as a reduction of direct cost of products sold and the basis for your classification. Finally, please tell us how you record the purchase of the gift certificates given to customers who redeem points in the program. Please refer to EITF 02-16, EITF 00-22 and EITF 01-9.

(j) Property, plant and equipment, page F-8

17. We read your response to comment 65 in our letter dated October 25, 2006. Please tell us the nature of the item(s) included in other assets, the depreciation of which is included in the amounts disclosed in note (3) to the tables on pages 5 and 28. In addition, please revise note (3) to the tables on pages 5 and 28 to disclose that depreciation includes depreciation of property, plant and equipment and other assets.

(n) Earnings per share, page F-11

18. We note your response to comment 66 in our letter dated October 25, 2006. It appears that you should present basic and diluted earnings per share for each class of the Predecessor's common stock using the two class method. Please tell us why your computations of earnings per share of the Predecessor using the if-converted method comply with paragraphs 60-61 of SFAS 128 and EITF 03-6. In doing so, please tell us the participation rights and conversion terms of each class of common stock. Otherwise, revise as appropriate.

19. We note your response to comment 67 in our letter dated October 25, 2006. Please tell us your basis in GAAP for including non-vested restricted common shares in your basic earnings per share calculations. Please also tell us the amount of unvested restricted common shares as of each balance sheet date. Refer to paragraphs 49-50 of SFAS 123 and paragraphs 10 and 20-21 of SFAS 128. If necessary, revise your earnings per share calculations as appropriate. Please also disclose the terms, including vesting provisions and your repurchase rights, of outstanding restricted common stock.

20. You indicate in your response to comment 43 in our letter dated October 25, 2006 that the holders of your preferred stock are entitled to receive dividends in such amounts as are declared on or to be received by holders of outstanding shares of common stock on a pro rata basis. It appears, therefore, that the preferred stock is a participating security that should be included in the computation of basic and diluted earnings per common share using the two-class method. Please tell us why your computations of basic and diluted earnings per common share of the Successor as presented comply with paragraphs 60-61 of SFAS 128 and EITF 03-6. Otherwise, revise your computations accordingly.

(3) Acquisitions, page F-12

21. We read your response to comment 69 in our letter dated October 25, 2006. It does not appear that you have addressed the requirements of EITF 88-16 in detail as previously requested. Please tell us why the purchase transaction is not within the scope of EITF 88-16. In addition, provide us with your computations of the management group's ownership interest and basis in Walco Holdings Inc. and Animal Health International on a fully diluted basis computed in accordance with Section 1(c)(iii)(a) of EITF 88-16. Please also tell us, if applicable, why you believe that you have overcome the presumption that the management group is part of the control group. Additionally, please provide us with your computations and tests that support your position that the transaction should be accounted for as a 100% change in accounting basis as opposed to a leveraged buyout in accordance with EIFT 88-16 or that management's residual interest is not material to your financial statements. Also, provide us with your calculation of any deemed dividend to the management group computed in accordance with EITF 88-16.

22. We note your response to comment 70 in our letter dated October 25, 2006. Please provide us with your analysis of lease obligations supporting your position that the value of favorable or unfavorable lease agreements relative to market prices was not material. In this regard, we note that you lease over 30 locations with remaining lease terms ranging from three to five years. Refer to paragraphs 39 and A10 of SFAS 141.

23. We note your response to comment 71 in our letter dated October 25, 2006 and the revisions to your disclosure, and we re-issue our previous comment. Please disclose the primary reasons for the acquisition including the factors that contributed to a purchase

   price that resulted in the recognition of goodwill. Please refer to paragraph 51(b) of
   SFAS 141.

(8) Long-term debt, page F-16

24. We note your response to comment 74 in our letter dated October 25, 2006 and the
    disclosure in your interim financial statements. It is unclear to us whether you met the
    test in Rule 4-08(e)(3) of Regulation S-X as of the most recently completed fiscal year.
    Please advise. If so, please revise to provide the condensed financial information
    prescribed by Rule 12-04 of Regulation S-X as of the same dates and periods for which
    audited consolidated financial statements are required. Please also include the
    disclosures required by Rule 4-08(e)(3) of Regulation S-X. Condensed financial
    information presented pursuant to Rule 12-04 of Regulation S-X should be presented in
    sufficient detail to comply with Rule 10-01(a)(2), (3) and (4) of Regulation S-X.

* * * *

   As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

   You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William
Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on
the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at
(202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other
questions you may have.

   Sincerely,

   H. Christopher Owings
   Assistant Director

cc: Michael S. Turner, Esq.
      Goodwin Procter LLP
      Fax: (617) 523-1231